Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Date: 29 June 2006

... Corporate Finance
... of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

bank hapoalim

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	**Date**	**Schedule**
1.	*Retirement*	*29 June 2006*	*1*
2.	*Appointment*	*29 June 2006*	*2*
3.	*Schedule of Senior Office Holders*	*29 June 2006*	*3*
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., ~~Tel Aviv 65781~~
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

RECEIVED
2006 JUL -5 P 2:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule 1

Date: June 29, 2006

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Yarom Yoseph***

2. Identity number: ***12017539***

3. Position from which retired: ***Head of Risk Management***

4. The date on which he will retire from office: ***14 August 2006***

5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.

6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

Sharona Tamir, Advocate
Deputy Secretary of the Bank.

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule 2

Date: June 29, 2006

Bank of Israel
Banking Supervision
20 Yavne St.,
Tel Aviv

The Companies Registry

POB 767
Jerusalem 91007

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Pri-Zan Hanna*** 2. Date of appointment: ***August 14, 2006***

3. Identity number/ ~~passport number * (if a foreign resident)*~~: *50963115*

4. Date of birth: ***February 26, 1952***

5. Place of residence (as recorded in the Population Registry):
4A Kehilat Venezia St., Neot Afeka, Tel Aviv

6. Position to which appointed: ***Head of Risk Management;***
Continues to officiate as a member of the Board of Management and as Senior Deputy Managing Director

7. Education: ***Graduate in Economics and Statistics, Jerusalem University, Business Studies, Jerusalem University***

8. Business experience during last five years: ***Head of Banking Subsidiaries;***
Manager of Securities and Financial Assets Department

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
Director in the following companies: Poalim Asset Management (Ireland) Ltd., Bank Hapoalim Nominees Company Ltd., TASE Clearing House, TASE Trading Committee, TASE Executive Committee, Poalim Asset Management Holdings Ltd., TASE Board of Directors, Poalim Asset Management (UK) Ltd.

10. He is not a family member of another interested party in the corporation
Full details: ________ \\ ________

Sincerely yours,

Sharona Tamir, Advocate
Deputy Secretary of the Bank.

Schedule 3

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 29/06/06
Reference: 2006-01-046180

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***June 29, 2006***.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	*I.D. Number*	*53395349*	*Chairman of the Board of Directors*
Dan Dankner	*I.D. Number*	*059581280*	*Director*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Gideon Chitayat	*I.D. Number*	*72644339*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Comptroller of the Bank*
Shlomo Braun	*I.D. Number*	*054030424*	*Other: Member of the Board of Management, Senior Deputy Managing Director and*

			Head of Human Resources and Logistics
Yacov Rozen	*I.D. Number*	*051255842*	*Other: Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), and Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*
David Luzon	*I.D. Number*	*51409308*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management*
Zion Keinan	*I.D. Number*	*053508594*	*Other: Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other: Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*
Mario Shushan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*
Orit Lerer	*I.D. Number*	*53561114*	*Other: Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other: Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other: Secretary of the Bank*